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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period September 13, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

PRESS RELEASE

SANPAOLO IMI Group: interim results approved

Net income: 691 million euro (+56.7% on 2003)

Annual RoE: 12.6% (8.3% in 2003)

Cost/income ratio falls to 58.9%

All main aggregates up on same period of 2003:

  •
  Net interest and other banking income was 3,799 million euro (+3.8%), thanks to the positive development in net commissions (+14.8%) and profits from companies carried at equity and dividends from shareholdings (+30.8%)

  •
  Operating income was 1,493 million euro (+12.2%) and the cost/income ratio improved (58.9% against 61.7% in the first six months of 2003 and 59.5% in the first three months of 2004)

  •
  Ordinary income rose to 1,056 million euro (+12.7%)

  •
  Direct deposits rose by 2.4% on 2003

  •
  Customer financial assets grew (+2.9%); the positive trend in asset management (+2.7%), assets under administration (+3.8%) and life technical reserves (+22.1%) continued

  •
  Embedded Values of Sanpaolo Vita and Fideuram Vita were 1,268 and 1,179 million euro (2,447 million euro), with value added of 265 million euro.

Turin, 13 September 2004—The Board of Directors today approved the results of the SANPAOLO IMI Group for the first six months of 2004, showing a positive growth in the main income margins against the corresponding period of 2003.

In the first six months of the year, the Group achieved a decisive improvement in net interest and other banking income (+3.8%) which rose to 3,799 million euro, thanks above all to growth in net commissions (+14.8%) and profits from companies carried at equity and dividends from shareholdings (+30.8%). Operating income was thus 1,493 million euro (+12.2%) and benefited, beyond growth in revenues, also from operating cost containment actions.

Ordinary income reached 1,056 million euro (+12.7% on the corresponding period of 2003): credit quality remained high, notwithstanding the adjustments made, thanks to strict loan disbursement criteria and prudential provisioning policies extended to all the banking networks, as demonstrated by the total of doubtful loans, which fell by 5.3%.

Net income was thus 691 million euro against 441 million in the previous period (+56.7%): the annualised RoE was 12.6% against 8.3% in the first six months of 2003.

The results achieved are fully in line with the growth set out in the budget 2004 and, also in the light of current trends, allow confirmation of the objectives of the Three-year Plan: RoE of 15% in 2005 and, at that date, a cost/income ratio of 55%.

* * *

Group net interest and other banking income was 3,799 million euro, mainly due to the positive performance in commission income.

Net interest income in the first six months of 2004 was 1,811 million euro: the reduction of 2.4% on the corresponding period of last year was substantially due to the deterioration in total spreads, attributable to the fall in interest rates (three-month Euribor averaged down 46 basis points) and lower returns from fund imbalances, mitigated by the contribution generated by volumes.

Net loans to customers at the end of June 2004 were 122.7 billion euro, down 1% on an annual basis, but slightly higher from the beginning of the year (+0.2%). The annual change is substantially due to the fall of 14% in short-term financings. The reduction was, in fact, only partially compensated for by the positive movement in medium- and long-term loan, which grew 7.3% on annual basis.

In medium- and long- term loans, the good performance in retail loans (2 billion euro in mortgage loans disbursed by the domestic banking networks, up 17.4% on the first half of 2003) continued, while loans to public works and infrastructure were substantially unchanged (the total of secured loans from Banca OPI was 18 billion euro at the end of the period).

Direct deposits were approximately 135.6 billion euro, up 2.4% on an annual basis and 2.9% from the beginning of the year.

Group domestic market share was 10.4% in loans and 10.2% in direct deposits.

Group net commissions in the first six months of 2004 were 1,602 million euro, up 14.8% on the corresponding period of the previous year. This was the result of good revenue performance in all sectors. In particular, growth was led by management, trading and consultancy (+15.8%), thanks to performance in asset management (+19.4%). Commissions from asset management in the first half represented more than 50% of the total and were up 132 million on the same period of 2003. This is due to the positive performance effect, and to customers' choosing a product mix more directed to mutual funds in equities and life policies.

Traditional banking areas such as financings and guarantees (+38.5%) and deposit and current accounts (+10%) also achieved very good results.

Customer financial assets were approximately 374 billion euro, up 1.6% from the beginning of the year and 2.9% on the corresponding period of 2003.

Indirect deposits were 238.4 billion euro, up 3.1% on the end of 2003, due to growth in both asset management and administration: both benefited from positive performance in financial markets, which was reflected in the revaluation of the stock. In particular, the development in asset management (+2.7 from the end of 2003) was determined by both the net inflow from the distribution networks in assurance, and the revaluation of assets under management, which compensated for the disinvestments from mutual funds. In the 12 months there was a repositioning inside the mutual fund sector towards equity funds, whose share rose from 20.4% to 25.4%, while other categories of funds fell.

The stock of assets under management was almost 144 billion euro at the end of June.

The SANPAOLO IMI Group continues to hold the prime position in domestic mutual funds with a market share of 20.7%.

Life technical reserves confirmed the growth already shown in 2003 (+22.1% on the end of June 2003 and +8.5% from the beginning of the year): life assurance products represented one of customers' preferred forms of investment, showing a renewed interest in traditional policies, where the Group's offer has recently been upgraded. Net inflow from the distribution networks in the first six months was 2,4 billion euro and took life technical reserves to 36.4 billion euro.

Assets under administration were 94.6 billion euro (+3.8% on an annual basis, +2.1% from the beginning of the year).

Good performance in the life sector was reflected not only in net commissions, but also in profits from companies carried at equity and dividends from shareholdings (191 million euro, +30.8% on the same period of 2003): Sanpaolo Vita and its subsidiary Sanpaolo Life in fact achieved net income of 63 million euro and Fideuram Vita 41 million euro. The growth in embedded value of the assurance business, the sum of net worth adjusted to market prices and the existing portfolio, was even more clear: the creation of embedded value in the six months was 141 million euro, taking the totals to 1,268 and 1,179 million euro respectively for Sanpaolo AM and Banca Fideuram.

Profits from financial transactions and dividends from shares were 195 million euro against 263 in the first six months of 2003 (-25.9%): the result shows the reduction in trading in securities, foreign exchange and derivatives and the reduction in profits of IMI Investimenti as a result of the realignment of certain shareholdings in the dealing portfolio to market prices.

Operating income in the first six months was 1,493 million euro, up 12.2% from the end of june 2003, thanks also to an attentive policy of cost containment.

Administrative expenses were 2,258 million euro, down (-0.4%) on the first six months of 2003: in particular, personnel expenses (1,388 million euro) fell by 1.6% thanks to actions to optimise personnel through the rationalization of the corporate centres and integration of the distribution networks. The reduction in personnel, effected through departure incentive initiatives, and through the "Fondo di Solidarietà", more than compensated for the ordinary movement in remuneration, which includes the estimated charge for the renewal of the CCNL.

In the first six months of 2004 departure incentive initiatives led to a fall in Group personnel of 1,170, 1,000 through the "Fondo di Solidarietà" and 170 through early retirement: on average Group employee numbers fell by 3.9% on the first half of 2003.

Other administrative expenses were 738 million euro (+1.8% on 2003): IT expenses, which represent approximately 28% of the total, were in line with 2003, benefiting from the processes of IT integration of the bank networks undertaken by the Group.

The cost/income ratio in the first half of 2004 was 58.9%, down almost 3 percentage points on the corresponding period of 2003.

The amortisation of merger good will and positive differences arising on consolidation and net equity were 72 million euro (-10% against June 2003).

Provisions and net adjustments to loans and financial fixed assets were 365 million euro, against 314 million in the first six months of 2003, up by 16.2%.

The net flow includes 78 million euro for provisions for risks and charges (63 million in 2003) and 267 million euro for provisions and adjustments for credit risks (170 million in 2003, +57.1%): the number is derived from presumed realisable value of specific positions included in doubtful loans.

The net flow also includes 20 million euro in net adjustments to financial fixed assets (against 81 million in the first six months 2003, -75.3%) and include: the writeback of the shareholding in SCH (92 million euro), a prudent adjustment on CDC Ixis (50 million euro) and a value adjustment related to Hutchison 3G Italia (61 million euro).

In the first six months of 2004 the Group general reserve was 1,129 million euro (against 1,102 at December 2003), 0,9% of the performing loan portfolio: this coverage level is held to represent a correct balance between the high credit quality of the portfolio and the instability of the economic outlook. The reserve includes the potential loss attributable to the commitment associated with the convertible loan to the FIAT group, estimated at 136 million euro.

Compared to the first six months of 2003 net non-performing loans fell by 1.6% (1,202 million euro against 1,221 in the corresponding period of 2003), while problem loans, restructured loans and loans in course of restructuring (1,395 million euro against 1,537 in 2003) fell by 9.2%: coverage ratios are respectively 73.7% and 34.7%.

Asset quality, notwithstanding the deterioration in the economic scenario, remain high and the Group's credit risk indices were, therefore, still at good levels: the ratio of net non-performing loans/net loans to customers and problem loans in course of restructuring/net loans to customers were 1%.

Ordinary income was therefore 1,056 million euro (+12.7%).

Net extraordinary revenues were 72 million euro, against 173 million net extraordinary charges in the corresponding period of 2003: the amount includes the capital gain of 55 million euro from the sale of the remaining 30% of Finconsumo Banca to SCH, in January.

Gross income was therefore 1,128 million euro (+47.6%); the tax rate was 35.6%, less than that recorded in the first half of 2003, above all because of the new tax regime for charges and revenues related to shareholdings in force from 2004, and reduction of one percentage point on the tax rate for corporate income.

At the end of 2004 Group solvency ratios were 7.7% (tier 1 ratio) and 11.3% (total risk ratio).

* * *

The results are reported in detail in the income statements and balance sheet attached to this news release.

The report for the half year will be audited by PricewaterhouseCoopers SpA.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 5552989
www.grupposanpaoloimi.com
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
Cristina Montarolo (+39 011 5555907)
 Anna Monticelli (+39 011 5552526)

Reclassified consolidated statement of income

	H104	H103 pro forma(1)	Change H104/H103 pro forma	2003(2)
	(€/mil)	(€/mil)	(%)	(€/mil)
NET INTEREST INCOME	1.811	1.856	–2,4	3.716

Net commissions and other net dealing revenues	1.602	1.395	+14,8	3.036
Profits and losses from financial transactions and dividends on shares	195	263	–25,9	447
Profits from companies carried at equity and dividends from shareholdings	191	146	+30,8	270

NET INTEREST AND OTHER BANKING INCOME	3.799	3.660	+3,8	7,469

Administrative costs	–2.258	–2.268	–0,4	–4.610
—personnel	–1.388	–1.410	–1,6	–2.841
—other administrative costs	–738	–725	+1,8	–1.512
—indirect duties and taxes	–132	–133	–0,8	–257
Other operating income, net	159	162	–1,9	329
Adjustments to tangible and intangible fixed assets	–207	–223	–7,2	–484

OPERATING INCOME	1.493	1.331	+12,2	2.704

Adjustments to goodwill and merger and consolidation differences	–72	–80	–10,0	–158
Provisions and net adjustments to loans and financial fixed assets	–365	–314	+16,2	–859
—provisions for risks and charges	–78	–63	+23,8	–195
—adjustments to loans and provisions for guarantees and commitments	–267	–170	+57,1	–724
—net adjustments to financial fixed assets	–20	–81	–75,3	60

INCOME BEFORE EXTRAORDINARY ITEMS	1.056	937	+12,7	1.687

Net extraordinary income	72	–173	n.s.	–32

INCOME BEFORE TAXES	1.128	764	+47,6	1.655

Income taxes for the period	–402	–302	+33,1	–644
Change in reserves for general banking risks	—	—	—	9
Income attributable to minority interests	–35	–21	+66,7	–48

NET INCOME	691	441	+56,7	972

(1)
The pro forma data for the first six month of 2003 have been prepared to allow a comparison on a consistent basis with those of 2004. The pro forma reflects, as per usual the exclusion from line-by-line consolidation of Banque Sanpaolo from 1 January 2003.

(2)
To ensure a greater comparability with 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Quarterly analysis of the reclassified consolidated statement of income

			2003(1)
	2004 Second quarter	2004 First quarter	Fourth quarter	Third quarter pro forma	Second quarter pro forma	First quarter pro forma	Average quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	907	904	921	939	932	924	929

Net commissions and other net dealing revenues	817	785	855	786	713	682	759
Profits and losses from financial transactions and dividends on shares	114	81	108	76	178	85	112
Profits from companies carried at equity and dividends from shareholdings	102	89	61	63	90	56	68

NET INTEREST AND OTHER BANKING INCOME	1.940	1.859	1.945	1.864	1.913	1.747	1.868

Administrative costs	–1.143	–1.115	–1.214	–1.128	–1.152	–1.116	–1.153
—personnel	–695	–693	–735	–696	–713	–697	–710
—other administrative costs	–380	–358	–422	–365	–372	–353	–378
—indirect duties and taxes	–68	–64	–57	–67	–67	–66	–64
Other operating income, net	83	76	85	82	81	81	82
Adjustments to tangible and intangible fixed assets	–107	–100	–148	–113	–116	–107	–121

OPERATING INCOME	773	720	668	705	726	605	676

Adjustments to goodwill and merger and consolidation differences	–37	–35	–43	–35	–46	–34	–40
Provisions and net adjustments to loans and financial fixed assets	–215	–150	–474	–71	–180	–134	–215
—provisions for risks and charges	–51	–27	–88	–44	–36	–27	–49
—adjustments to loans and provisions for guarantees and commitments	–137	–130	–432	–122	–102	–68	–181
—net adjustments to.financial fixed assets	–27	7	46	95	–42	–39	15

INCOME BEFORE EXTRAORDINARY ITEMS	521	535	151	599	500	437	421

Net extraordinary income	13	59	179	–38	–215	42	–8

INCOME BEFORE TAXES	534	594	330	561	285	479	413

Income taxes for the period	–212	–190	–133	–209	–113	–189	–161
Change in reserves for general banking risks	—	—	3	6	—	—	2
Income attributable to minority interests	–17	–18	–14	–13	–12	–9	–12

NET INCOME	305	386	186	345	160	281	242

(1)
The pro forma data for the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. the pro forma figures reflect, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date. Only for the second and third quarters of 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Reclassified consolidated balance sheet

	31/6/2004	31/6/2003 pro-forma(1)	Change 31/6/04– 31/6/03 pro-forma	31/12/2003
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1.037	974	+6,5	1.474
Loans	146.924	146.381	+0,4	146.877
—due from banks	22.147	20.050	+10,5	22.278
—loans to customers	124.777	126.331	–1,2	124.599
Dealing securities	31.772	24.580	+29,3	22.357
Fixed assets	9.682	9.586	+1,0	9.822
—investment securities	2.917	2.895	+0,8	2.935
—equity investments	4.559	4.253	+7,2	4.572
—intangible fixed assets	305	339	–10,0	343
—tangible fixed assets	1.901	2.099	–9,4	1.972
Differences arising on consolidation and on application of the equity method	896	1.027	–12,8	959
Other assets	22.614	26.460	–14,5	21.091

Total assets	212.925	209.008	+1,9	202.580

LIABILITIES
Payables	168.149	160.518	+4,8	160.255
—due to banks	32.570	28.087	+16,0	28.534
—due to customers and securities issued	135.579	132.431	+2,4	131.721
Provisions	4.001	3.680	+8,7	4.019
—for taxation	795	436	+82,3	732
—for termination indemnities	929	971	–4,3	946
—for risks and charges	1.973	1.925	+2,5	2.037
—for pensions and similar	304	348	–12,6	304
Other liabilities	22.683	27.311	–16,9	20.626
Subordinated liabilities	6.801	6.784	+0,3	6.414
Minority interests	318	292	+8,9	271
Shareholders' equity	10.973	10.423	+5,3	10.995

Total liabilities	212.925	209.008	+1,9	202.580

(1)
The pro forma data at 30 June 2003, were prepared to allow comparison on a consistent basis. The pro forma situations reflect conventionally the exclusion from the area of full consolidation of Banque Sanpaolo from 1 January 2003.

Quarterly analysis of the reclassified consolidated balance sheet

			2003
	2004	2004
				30/9 pro forma(1)	30/6 pro forma(1)	31/3 pro forma(1)
	30/6	31/3	31/12
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1.037	914	1.474	963	974	967
Loans	146.924	144.342	146.877	139.679	146.381	148.267
—due from banks	22.147	21.527	22.278	17.607	20.050	22.741
—loans to customers	124.777	122.815	124.599	122.072	126.331	125.526
Dealing securities	31.772	28.557	22.357	23.642	24.580	20.489
Fixed assets	9.682	9.755	9.822	9.690	9.586	9.866
—investment securities	2.917	2.913	2.935	2.864	2.895	2.950
—equity investments	4.559	4.586	4.572	4.424	4.253	4.453
—intangible fixed assets	305	327	343	334	339	370
—tangible fixed assets	1.901	1.929	1.972	2.068	2.099	2.093
Differences arising on consolidation and on application of the equity method	896	933	959	992	1.027	1.055
Other assets	22.614	22.496	21.091	22.893	26.460	22.131

Total assets	212.925	206.997	202.580	197.859	209.008	202.775

LIABILITIES
Payables	168.149	164.476	160.255	155.736	160.518	162.154
—due to banks	32.570	29.613	28.534	26.638	28.087	27.896
—due to customers and securities issued	135.579	134.863	131.721	129.098	132.431	134.258
Provisions	4.001	4.304	4.019	4.026	3.680	3.908
—for taxation	795	1.000	732	725	436	838
—for termination indemnities	929	946	946	985	971	971
—for risks and charges	1.973	2.055	2.037	2.007	1.925	1.751
—for pensions and similar	304	303	304	309	348	348
Other liabilities	22.683	19.878	20.626	20.555	27.311	19.010
Subordinated liabilities	6.801	6.666	6.414	6.484	6.784	6.533
Minority interests	318	290	271	298	292	354
Shareholders' equity	10.973	11.383	10.995	10.760	10.423	10.816

Total liabilities	212.925	206.997	202.580	197.859	209.008	202.775

(1)
The pro forma situations of the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. The pro forma figures reflect conventionally the full consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca, again from that date.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: September 13, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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  PRESS RELEASE
  Reclassified consolidated statement of income
  Quarterly analysis of the reclassified consolidated statement of income
  Reclassified consolidated balance sheet
  Quarterly analysis of the reclassified consolidated balance sheet
SIGNATURES